UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGIA INC.)

Argentina
(Jurisdiction of incorporation or organization)

Bouchard 547, 26th Floor
C1106ABG
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release August 27, 2009

Pampa Energía plans to commence trading of its ADSs on the NYSE on October 9, 2009

Pampa Energía S.A. (“Pampa” or the “Company”), announces that it is near the completion of the listing process with the New York Stock Exchange (“NYSE”) and that it expects to commence the trading of its American Depositary Shares (“ADSs”) on the NYSE on or about October 9, 2009. Each ADS represents 25 common shares of the Company.

As part of the process initiated with the registration of its ADSs under the U.S. Securities Exchange Act of 1934, the Company converted its Regulation S Global Depositary Shares (the “GDSs”), each representative of 25 common shares of the Company, into ADSs. Also, on August 12, 2009 the Company applied to de-list its GDSs from the Euro MTF Market of the Luxembourg Stock Exchange.

The registration with the SEC and the listing of the ADSs on the NYSE are integral components of the Company's strategic plan to increase the liquidity and trading volume of Pampa's shares.

For further information, contact:
Ricardo Torres - Chief Executive Officer
Mariano Batistella - Investor Relations

547 Bouchard Street, 26th Floor (C1106ABG)
Ciudad Autónoma de Buenos Aires, Argentina
Phone: 5411 4510 9500
http://www.pampaenergia.com/ir
investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pampa Energía S.A.

By:	/S/ Roberto Luis Maestretti
Name: Roberto Luis Maestretti Title: Chief Financial Officer

Date: August 28, 2009